Exhibit 99.4


                        COVISTA COMMUNICATIONS, INC.
                        STOCK OPTION ASSUMPTION AGREEMENT

Dear [Capsule Optionee]:

As you know, on February 8, 2002 (the "Closing Date") Capsule Communications, Inc. ("Capsule") merged with and into CCI Acquisitions Corp. ("CCI"), a Delaware corporation and wholly-owned subsidiary of Covista Communications, Inc. ("Covista") (the "Merger"). In the Merger, each holder of shares of Capsule common stock, other than Henry G. Luken, III, received 0.0916 of a share of Covista common stock for each share of Capsule common stock (the "Conversion Ratio"), and Henry G. Luken, III received 0.0688 of a share of Covista common stock for each share of Capsule common stock (the "Affiliate Conversion Ratio"). On the Closing Date you held one or more outstanding options to purchase shares of Capsule common stock granted to you under either the Capsule 1999 Stock Option Plan (the "1999 Plan") or the Capsule 2001 Stock Option Plan (the "2001 Plan") and documented with a Stock Option Agreement(s) and/or Notice(s) of Grant of Stock Option and any amendment(s) or waiver(s) thereto (collectively, the "Option Agreement") issued to you under the 1999 Plan or the 2001 Plan, as applicable (the "Capsule Options"). In accordance with the Merger, on the Closing Date Covista assumed all obligations of Capsule under the Capsule Options. This Agreement evidences the assumption of the Capsule Options, including the necessary adjustments to the Capsule Options required by the Merger.

Your Capsule Options immediately before and after the Merger are as follows:

               CAPSULE STOCK OPTIONS COVISTA ASSUMED OPTIONS
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# Shares of Capsule     Capsule Exercise Price       # of Shares of
Common Stock            Per Share                Covista Common Stock
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The post-Merger adjustments are based on the Conversion Ratio or the Affiliate
Conversion Ratio, as applicable, and are intended to: (i) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger; and (ii) to the extent applicable and allowable by law, to retain incentive stock option ("ISO") status under the Federal tax laws.

Unless the context otherwise requires, any references in the 1999 Plan or the 2001 Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Covista, (ii) to "Stock," "Common Stock" or "Shares" means shares of Covista common stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Covista and (iv) to the "Committee" means the Compensation Committee of the Covista Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Capsule will now refer to your status as an employee of Covista or any present or future Covista subsidiary. To the extent the Option Agreement allowed you to deliver shares of Capsule common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Capsule common stock prior to the Merger will be taken into account.

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The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Capsule Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Conversion Ratio or Affiliate Conversion Ratio, as applicable. All other provisions which govern either the exercise or the termination of the assumed Capsule Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of Covista common stock. Upon your termination of employment with Covista you will have the limited time period specified in your Option Agreement to exercise your assumed Capsule Option to the extent vested and outstanding at the time, generally a three (3) month period, after which time your Capsule Options will expire and NOT be exercisable for Covista Stock.

To exercise your assumed Capsule Option, you must deliver to Covista (i) a written notice of exercise for the number of shares of Covista common stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to Covista at the following address:

          Covista Communications, Inc.
          150 Clove Road
          Little Falls, NJ 07424
          Attention: Stock Administration

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Covista's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Covista will be governed by the terms of the Cisco stock option plan, and such terms may be different from the terms of your assumed Capsule Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Covista's Stock Administration Department your Covista account will not be activated. If you have any questions regarding this Agreement or your assumed Capsule Options, please contact [_________] at (973)___________.

                                       COVISTA COMMUNICATIONS, INC.


                                    By:
                                        -------------------------------
                                        Thomas P. Gunning
                                        Vice President, Treasurer, Secretary,
                                        Chief Financial Officer (Principal
                                        Financial and Accounting Officer)


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                            ACKNOWLEDGMENT

     The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Capsule Options hereby assumed by Covista are as set forth in the Option Agreement, the 1999 Plan or the 2001 Plan, as applicable, and such Stock Option Assumption Agreement.


DATED:                      , 2002
                                      ---------------------------------
                                      (EMPLOYEE), OPTIONEE